U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

ComVest Venture Partners, L.P.
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   (Last)                           (First)             (Middle)

                                830 Third Avenue
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                                    (Street)

New York                           New York              10022
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Bio-Plexus, Inc. (BPXS)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


13-4124841
________________________________________________________________________________
4.   Statement for Month/Year


06/02
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock, $.001 par              5/24/02         P              4,172,282    A       (1)     4,172,282       D
value per share (1)
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Common Stock, $.001 par              5/24/02         P              1,312,038    A       (2)     1,312,038       D
value per share (2)
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Common Stock, $.001 par              5/24/02         P              1,312,038    A       (3)     1,312,038       D
value per share (3)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Warrant to purchase $2.283/ 5/24/02    A       557,164       5/24/02  7/18/11  Common    557,164  (1)     557,164    D
Common Stock (1)    share                                                      Stock
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Warrant to purchase $2.283/ 5/24/02    A       175,208       5/24/02  7/18/11  Common    175,208  (2)     175,208    D
Common Stock (2)    share                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrant to purchase $2.283/ 5/24/02    A       175,208       5/24/02  7/18/11  Common    175,208  (3)     175,208    D
Common Stock (3)    share                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrant to purchase $1.00/  6/19/02    A       530,000       6/18/02 12/18/04  Common    530,000  (4)     530,000    D
Common Stock (4)    share                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrant to purchase $1.00/  6/19/02    A       166,667       6/18/02 12/18/04  Common    166,667  (5)     166,667    D
Common Stock (5)    share                                                      Stock
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Warrant to purchase $1.00/  6/19/02    A       166,667       6/18/02 12/18/04  Common    166,667  (6)     166,667    D
Common Stock (6)    share                                                      Stock
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Warrant to purchase $1.00/  6/19/02    A        49,955       6/18/02 12/18/04  Common     49,955  (7)      49,955    D
Common Stock (7)    share                                                      Stock
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Warrant to purchase $1.00/  6/19/02    A       397,166       6/18/02 12/18/04  Common    397,166  (8)     397,166    D
Common Stock (8)    share                                                      Stock
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Convertible Note (4)  (4)   6/19/02    A         (4)           (4)      (4)    Common       (4)   (4)       (4)      D
                                                                               Stock
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Convertible Note (5)  (5)   6/19/02    A         (5)           (5)      (5)    Common       (5)   (5)       (5)      D
                                                                               Stock
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Convertible Note (6)  (6)   6/19/02    A         (6)           (6)      (6)    Common       (6)   (6)       (6)      D
                                                                               Stock
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
Explanation of Responses:

ComVest Venture Partners, L.P.
By: ComVest Management LLC, its general partner



By:          /s/ Michael S. Falk                             June 28, 2002
   ---------------------------------------------         -----------------------
          **Signature of Reporting Person                        Date
          Name:  Michael S. Falk
          Title:  Manager


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

FOOTNOTES:

(1) These securities were issued to ComVest Venture Partners, L.P. ("ComVest") on May 24, 2002 pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of even date therewith with Appaloosa Management L.P., on behalf of Appaloosa Investment Limited Partnership I and Palomino Fund Ltd., for which it acts as investment advisor (together, the "Seller"). Pursuant to the Stock Purchase Agreement, ComVest paid $2,120,000 to the Sellers in exchange for 4,172,282 shares of Common Stock of the Issuer and a Warrant to purchase 557,164 shares of Common Stock at an exercise price per share of $2.283. The general partner of ComVest is ComVest Management, LLC, which is wholly-owned by Commonwealth Associates Management Company, Inc. ("CAMC"). Michael S. Falk ("Falk"), is the chairman and principal shareholder of CAMC, and Robert Priddy ("Priddy") is a director and shareholder of CAMC. Falk and Priddy disclaim beneficial ownership of the securities held by ComVest other than that portion which corresponds with their respective interests in ComVest.

(2) These securities were issued to RMC Capital, LLC ("RMC") on May 24, 2002 pursuant to the Stock Purchase Agreement. RMC paid $666,667 to the Sellers in exchange for 1,312,038 shares of Common Stock of the Issuer and a Warrant to purchase 175,208 shares of Common Stock at a per share exercise price of $2.283. Priddy is the Manager and principal member of RMC and disclaims beneficial ownership of the securities held by RMC other than that portion which corresponds with his membership interest therein.

(3) These securities were issued to Priddy on May 24, 2002 pursuant to the Stock Purchase Agreement. Priddy paid $666,667 to the Sellers in exchange for 1,312,038 shares of Common Stock of the Issuer and a Warrant to purchase 175,208 shares of Common Stock at a per share exercise price of $2.283.

(4) These securities were issued to ComVest on June 19, 2002 pursuant to a Securities Purchase Agreement by and among the Issuer, the investors named therein (collectively, the "Investors"), and ComVest, as administrative agent for the Investors, dated as of June 18, 2002 (the "Securities Purchase Agreement"). Pursuant to the Securities Purchase Agreement, the Issuer sold to the Investors 25 Units (together, the "Units" and individually, a "Unit"), each Unit consisting of a (i) $100,000 Senior Subordinated 7% Non-Convertible Promissory Note (together, the "Notes" and individually, a "Note"), and (ii) a warrant to purchase 50,000 shares of Common Stock of the Issuer (together, the "Warrants" and individually, a "Warrant"). The Note may be converted into shares of Common Stock only upon (i) an event of default under the Note, or (ii) the Issuer's failure to meet the performance milestones set forth in the Note, either of which events may or may not occur within the next 60 days. If an event of default does occur or the Issuer fails to meet the performance milestones, ComVest shall have the right to convert the Note at a conversion price equal to a fifteen percent (15%) discount to the average closing bid price for the five
(5) trading days immediately following the later of (i) the date of such event of default or failure to meet the performance milestones, and (ii) the date of the issue of any press release relating to the event of default. Pursuant to the Securities Purchase Agreement, ComVest purchased 10.6 Units in exchange for a
Note in the principal amount of $1,060,000 and a Warrant to purchase 530,000 shares of Common Stock at a per share exercise price of $1.00. Falk and Priddy disclaim beneficial ownership of the securities held by ComVest other than that portion which corresponds with their respective interests in ComVest.

(5) These securities were issued to RMC on June 19, 2002 pursuant to the Securities Purchase Agreement. RMC purchased 3.3 Units in exchange for a Note in the principal amount of $333,333 and a Warrant to purchase 166,667 shares of Common Stock at a per share exercise price of $1.00. Please see footnote 4 above for a description of the terms of the Note. Priddy disclaims beneficial ownership of the securities held by RMC other than that portion which corresponds with his membership interest therein.

(6) These securities were issued to Priddy on June 19, 2002 pursuant to the Securities Purchase Agreement. Priddy purchased 3.3 Units in exchange for a Note in the principal amount of $333,333 and a Warrant to purchase 166,667 shares of Common Stock at a per share exercise price of $1.00. Please see footnote 4 above for a description of the terms of the Note.

(7) Pursuant to an Advisory Agreement by and between the Issuer and Commonwealth Associates, L.P. ("Commonwealth"), dated as of May 10, 2002 (the "Advisory Agreement"), Commonwealth agreed to act as financial advisor to the Issuer. As compensation for its services to the Issuer under the Advisory Agreement, Commonwealth received a warrant (the "Advisor Warrant") to purchase one million (1,000,000) shares of Common Stock at a per share exercise price equal to $1.00. Pursuant to a letter from Commonwealth to the Issuer, dated June 25, 2002 (the "Instruction Letter"), Commonwealth instructed the Issuer to allocate the Advisor Warrant among certain individuals listed in the Instruction Letter, as more fully set forth therein. Pursuant to the Instruction Letter, the Issuer issued to Priddy an Advisor Warrant to purchase 49,995 shares of Common Stock at a per share exercise price of $1.00.

(8) Pursuant to the Instruction Letter, the Issuer issued to Falk an Advisor Warrant to purchase 397,166 shares of Common Stock at a per share exercise price of $1.00.

                    JOINT FILER INFORMATION AND AUTHORIZATION

Name:                                       ComVest Management LLC
                                            830 Third Avenue
                                            New York, New York  10022

Designated Filer:                           ComVest Venture Partners, LP


Issuer & Ticker Symbol:                     Bio-Plexus, Inc. (BPXS)


Statement Date:                             June 28, 2002


Signature:                                  By:   /s/ Michael S. Falk
                                                  ------------------------------
                                                  Michael S. Falk, Manager


Name:                                       RMC Capital, LLC
                                            1640 Powers Ferry, Suite 125
                                            Marietta, Georgia 10067
Designated Filer:                           ComVest Venture Partners, LP

Issuer & Ticker Symbol:                     Bio-Plexus, Inc. (BPXS)

Statement Date:                             June 28, 2002

Signature:                                  By:   /s/ Robert Priddy
                                                  ------------------------------
                                                  Robert Priddy, Manager


Name:                                       Robert Priddy
                                            3291 Buffalo Drive, Suite 8
                                            Las Vegas, Nevada  89129

Designated Filer:                           ComVest Venture Partners, LP

Issuer & Ticker Symbol:                     Bio-Plexus, Inc. (BPXS)

Statement Date:                             June 28, 2002

Signature:                                  By:   /s/ Robert Priddy
                                                  ------------------------------
                                                  Robert Priddy

Name:                                       Michael S. Falk
                                            830 Third Avenue
                                            New York, New York  10022

Designated Filer:                           ComVest Venture Partners, LP

Issuer & Ticker Symbol:                     Bio-Plexus, Inc. (BPXS)

Statement Date:                             June 28, 2002

Signature:                                  By:   /s/ Michael S. Falk
                                                  ------------------------------
                                                  Michael S. Falk


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